767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax Michael J. Aiello +1 212 310 8552 michael.aiello@weil.com	Weil, Gotshal & Manges LLP

March 24, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: David L. Orlic, Special Counsel, Office of Mergers & Acquisitions

Re:	Genzyme Corporation
Amendment No. 20 to Schedule TO-T
Filed by GC Merger Corp. and Sanofi-Aventis
Filed on March 18, 2011
File No. 005-37205

Sanofi-Aventis
Amendment No. 1 to Registration Statement on Form F-4
Filed on March 18, 2011
File No. 333-172638

Dear Mr. Orlic:

On behalf of our client, Sanofi-Aventis (the “Company”), and its wholly-owned subsidiary, GC Merger Corp., please find responses to the comments from the Staff’s letter to the Company (File No. 005-37205) of March 22, 2011 regarding the Exchange Offer on Schedule TO (the “Exchange Offer”) and Amendment No. 1 to the Registration Statement on Form F-4 (the “Registration Statement”) filed March 18, 2011. Set forth below in bold are comments from the Staff’s letter. Immediately below each of the Staff’s comments is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Mr. David Orlic

United States Securities and Exchange Commission

March 24, 2011

General

1.	We note your response to prior comment 1. Please address Item 1004 of Regulation M-A as requested.

Item 1004(a) of Regulation M-A requires disclosure of the material terms of a transaction. Item (1)(ii) of Item 1004(a) requires that, in a tender offer, the bidder disclose the type and amount of consideration to be offered to security holders. In the Prospectus/Offer to Exchange, the Company has disclosed in great detail the consideration offered. See for example the disclosure on the cover page of the Prospectus/Offer to Exchange, where the Company states:

“GC Merger Corp., a Massachusetts corporation (“Purchaser”) and a direct wholly-owned subsidiary of sanofi-aventis, a French société anonyme (“Parent”), is offering to exchange each of the issued and outstanding shares of common stock, par value $0.01 (the “Shares”), of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), for (i) $74.00 in cash, less any applicable withholding for taxes and without interest (the “Cash Consideration”), and (ii) one contingent value right (each, a “CVR,” and, together with the Cash Consideration, the “Merger Consideration”), upon the terms and subject to the conditions set forth in this Prospectus/Offer to Exchange and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the “Exchange Offer”).”

This disclosure is repeated in the Prospectus/Offer to Exchange on pages iii, 1 and 53. The Prospectus/Offer to Exchange also discloses in detail the specified regulatory and commercial milestones that must be achieved for payments to be due under the CVRs. See for example the disclosure under the caption “Contingent Value Rights” on page 2 and the related disclosure on pages 81 through 90, where the Company has disclosed not only the specific contingent payment milestones but also a summary of all of the material terms of the CVR agreement, including the provisions providing for notices and payments.

The disclosure in the Prospectus/Offer to Exchange also references the Merger Agreement and the form of CVR agreement, which are included as Annexes to the Prospectus/Offer to Exchange.

For the reasons outlined above, the Company believes that the disclosure in the Prospectus/Offer to Exchange covers the material terms of the consideration and satisfies the applicable requirements of Item 1004 of Regulation M-A. The Company notes in this regard that the contingent payment milestones are clear objective events that are not subject to interpretation and that additional disclosure is not necessary. Each holder of CVRs will be able to determine whether or not the milestones have been achieved without additional guidance from the Company.

Mr. David Orlic

United States Securities and Exchange Commission

March 24, 2011

CVR Condition, page 67

2.	We note your response to prior comment 9. However, the CVR Condition retains an element that the CVR Agreement has been duly executed and delivered by Parent. Regardless of any contractual obligation of Parent to execute the CVR Agreement prior to acceptance of tenders, the offer may not include conditions that are within an offeror’s control. Additionally, as noted in our prior letter, all offer conditions, other than receipt of certain regulatory approvals, must be satisfied or waived prior to offer expiration, not merely before acceptance of tenders. Please revise your disclosure accordingly.

The Company has revised the relevant disclosure in response to the Staff’s comment.

Limitations on Suits by Holders, page 89

3.	We note the disclosure you have added regarding the limitation on the ability of holders to enforce their rights under the CVR Agreement. Given the substance of these restrictions, please tell us what consideration you gave to including a risk factor addressing these matters and to including a reference to these restrictions in the summary section of your prospectus.

We advise the staff supplementally that the Company did not include a risk factor addressing the limitation on the ability of holders to enforce their rights under the CVR Agreement or a reference to these restrictions in the summary section because such restrictions are customary in agreements governing securities pursuant to which holders are represented by a trustee, including indentures, and the Company does not believe that these restrictions are among “the most significant factors that make the offering speculative or risky.” As disclosed under “Unconditional Right of Holders to Institute Certain Suits”, holders do have certain rights with respect to enforcement of the Company’s obligations under the CVR Agreement. Additionally, as set forth in Section 8.2 of the Form of CVR Agreement included as Annex B to the Prospectus/Offer to Purchase, the Trustee has broad rights to commence proceedings on behalf of CVR holders if warranted. The Company does not believe that a risk factor relating to limitations on the ability of holders to enforce their rights under the CVR Agreement or a reference to these restrictions is required to be included in the Prospectus/Offer to Purchase under applicable laws.

Schedule I

4.	We note your response to prior comment 11. As requested in that comment, please include the information required by Item 1003(c)(3) and (4) of Regulation M-A regarding Purchaser and Parent, or advise. See Item 1003(b) of Regulation M-A.

The Company has revised the relevant disclosure in response to the Staff’s comment.

Mr. David Orlic

United States Securities and Exchange Commission

March 24, 2011

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or Jackie Cohen (212-310-8891) or, if more convenient, contact us via e-mail (michael.aiello@weil.com or jackie.cohen@weil.com).

Sincerely,

/s/ Michael J. Aiello

Michael J. Aiello

cc:	Karen Linehan,
Senior Vice President Legal Affairs and General Counsel
Sanofi-Aventis
Via email: karen.linehan@sanofi-aventis.com

Jackie Cohen
Partner
Weil, Gotshal & Manges LLP

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